Exhibit 99.1

Canopy Growth and DNA Genetics Extend and Expand Relationship

SMITHS FALLS, ON and LOS ANGELES, CA, March 19, 2019 /CNW/ - Canopy Growth Corporation ("Canopy") (TSX: WEED) (NYSE: CGC) ("Canopy Growth" or the "Company"), a world-leading, diversified cannabis company and OG DNA Genetics ("DNA"), a globally recognized cannabis brand, are pleased to announce today they have signed an agreement to extend and expand upon their previously announced partnership through to 2024.  With this newly signed agreement, Canopy Growth and DNA have extended their partnership beyond Canada and Jamaica and have committed to bringing DNA's world-renowned genetics to a soon-to-be disclosed European market.

Canopy Growth and DNA Genetics Extend and Expand Relationship (CNW Group/Canopy Growth Corporation)

Canopy Growth and DNA entered into their first agreement for the Canadian market in 2015. The partnership gave Canopy Growth access to a wealth of unique, genetically-diverse cannabis strains that it then incorporated into its Canadian product lines. In 2017, the partnership between Canopy Growth and DNA was renewed and expanded into Jamaica to bring DNA's original strains into future Caribbean markets. Under the terms of today's announcement, Canopy Growth and DNA have committed to working together through 2024 and will make every effort to expand into global markets, including Europe, where regulations permit the legal sale of cannabis for medical and recreational purposes.

"Teaming up with DNA has proven to be a very strong and mutually beneficial partnership," said Bruce Linton, Chairman and co-CEO of Canopy Growth. "Renewing our partnership for the next five years was a no-brainer for us and we look forward to introducing their high-quality DNA products to consumers around the world."

"We are thrilled with the ongoing success of our relationship and the momentum we are enjoying with our partners at Canopy Growth," said Charles Philips, CEO of DNA. "The strength of our phenotyping and quality standards combined with Canopy's global presence and distribution power is a winning combination that is providing consumers in key markets around the world with the best possible cannabis."

For over 15 years, DNA has set a global industry standard for breeding genetically diverse strains that are considered best-in-class. Their diligent phenotyping process led to more than 200 global cannabis awards, making them the most celebrated cannabis breeders in the world. DNA Certified™ products distributed by Canopy Growth have been grown using DNA's genetics, under the careful supervision of both DNA and Canopy Growth.

About OG DNA Genetics
DNA Genetics was rooted in Los Angeles and founded in Amsterdam in 2004 by Don Morris and Aaron Yarkoni.  Over the last decade, the Company has built and curated a seasoned genetic library and developed proven standard operating procedures for genetic selection, breeding, and cultivation. In a world that is increasingly opening up to commercial cannabis activity, DNA is positioned to become the first, truly geographically-diversified company with multiple partnerships with top-licensed producers and brands that have built their companies and global presence utilizing the "Powered by DNA" model. For more information, please visit www.dnagenetics.com

About Canopy Growth Corporation
Canopy Growth is a world-leading diversified cannabis and hemp company, offering distinct brands and curated cannabis varieties in dried, oil and Softgel capsule forms. Canopy Growth offers medically approved vaporizers through the Company's subsidiary, Storz & Bickel GMbH & Co. KG. From product and process innovation to market execution, Canopy Growth is driven by a passion for leadership and a commitment to building a world-class cannabis company one product, site and country at a time. The Company has operations in over a dozen countries across five continents.

The Company is proudly dedicated to educating healthcare practitioners, conducting robust clinical research, and furthering the public's understanding of cannabis, and through its wholly owned subsidiary, Canopy Health Innovations ("Canopy Health"), has devoted millions of dollars toward cutting edge, commercializable research and IP development. Canopy Growth works with the Beckley Foundation and has launched Beckley Canopy Therapeutics to research and develop clinically validated cannabis-based medicines, with a strong focus on intellectual property protection. Canopy Growth acquired assets of leading hemp research company, ebbu, Inc. ("ebbu"). Intellectual Property ("IP") and R&D advancements achieved by ebbu's team apply directly to Canopy Growth's hemp and THC-rich cannabis genetic breeding program and its cannabis-infused beverage capabilities. Through partly owned subsidiary Canopy Rivers Corporation, the Company is providing resources and investment to new market entrants and building a portfolio of stable investments in the sector.

From our historic public listing on the Toronto Stock Exchange and New York Stock Exchange to our continued international expansion, pride in advancing shareholder value through leadership is engrained in all we do at Canopy Growth. Canopy Growth has established partnerships with leading sector names including cannabis icon Snoop Dogg, breeding legends DNA Genetics and Green House seeds, Battelle, the world's largest nonprofit research and development organization, and Fortune 500 alcohol leader Constellation Brands, to name but a few. Canopy Growth operates ten licensed cannabis production sites with over 4.3 million square feet of production capacity, including over 500,000 square feet of GMP certified production space. The Company operates Tweed retail stores in Newfoundland and Manitoba and has entered into supply agreements with every Canadian province and territory. For more information visit www.canopygrowth.com

Notice Regarding Forward Looking Statements
This news release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. Often, but not always, forward-looking statements and information can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "estimates", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements or information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Canopy Growth or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements or information contained in this news release. Examples of such statements include statements with respect to entering new international markets. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information, including entering new international markets, and such risks contained in the Company's annual information form dated June 27, 2018 and filed with Canadian securities regulators available on the Company's issuer profile on SEDAR at www.sedar.com. Although the Company believes that the assumptions and factors used in preparing the forward-looking information or forward-looking statements in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information and forward-looking statements included in this news release are made as of the date of this news release and the Company does not undertake an obligation to publicly update such forward-looking information or forward-looking information to reflect new information, subsequent events or otherwise unless required by applicable securities laws.

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SOURCE Canopy Growth Corporation

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%CIK: 0001737927

For further information: Media Relations, Caitlin O'Hara, Caitlin.Ohara@canopygrowth.com, 613-291-3239; Investor Relations, Tyler Burns, Tyler.Burns@canopygrowth.com, 855-558-9333 ext. 122; DNA Contact: Director of Business Development, Rezwan Khan, Rezwan@dnagenetics.com

CO: Canopy Growth Corporation

CNW 08:00e 19-MAR-19